Exhibit 107

Calculation of Filing Fee Table

Form S-4
(Form Type)

IKENA ONCOLOGY, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock, par value $0.001 per share	Other	62,528,474(1)	(2)	$27,969.46(2)	$0.00015310	$4.28
Fees Previously Paid	—	—	—	—	—	—		—
Carry Forward Securities
Carry Forward Securities	—	—	—	—		—			—	—	—	—
	Total Offering Amounts					$27,969.46(2)	—	$4.28
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$4.28

(1)
Relates to common stock, par value $0.001 per share (“common stock”), of Ikena Oncology, Inc., a Delaware corporation (“Ikena”), issuable to holders of ordinary shares, par value $0.00005 per share (“ordinary shares”), preferred shares, par value $0.00005 per share (“preferred shares”), and outstanding unexercised options to purchase ordinary shares that will be assumed by Ikena and converted into options to purchase shares of common stock (“options,” and together with the ordinary shares and preferred shares, “shares”), of Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Inmagene”), in the merger of (i) Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Ikena, with and into Inmagene, with Inmagene surviving as a wholly owned subsidiary of Ikena and, immediately after as part of the same overall transaction, (ii) Inmagene with and into Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Ikena, with Merger Sub II surviving as a wholly owned subsidiary of Ikena. The amount of common stock of Ikena to be registered includes the estimated maximum number of shares of common stock of Ikena that are expected to be issued (or become issuable) pursuant to the merger, without taking into account the effect of a reverse stock split of common stock of Ikena, assuming an estimated pre-split exchange ratio (which is subject to adjustment prior to the closing of the merger) of approximately 0.037260 shares of common stock of Ikena for each share of Inmagene. Such exchange ratio is only an estimate as the actual exchange ratio will be determined in connection with the closing of the merger. This amount excludes shares of common stock that Ikena agreed to sell in the concurrent financing, which is expected to be consummated immediately following the effectiveness of the merger. In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall be deemed to cover any securities that may from time to time be offered or issued resulting from forward or reverse stock splits, stock dividends or similar transactions.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act. Inmagene is a private company, no market exists for its securities, and it has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price for the shares expected to be issued (or become issuable) in the merger is one-third of the aggregate par value of the Inmagene securities expected to be exchanged for the shares of Ikena common stock being registered, including any Ikena common stock issuable upon exercise of the options.